UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

   D'Angelo Anthony J.
   c/o Internet Commerce Corporation
   805 Third Avenue
   New York, New York  10022

2. Date of Event Requiring Statement (Month/Day/Year)

   July 30, 1999

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   Internet Commerce Corporation ("ICCSA")

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

   Senior Vice President


6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

-----------------------------------------------------------------------------------------------------------------------------------
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
-----------------------------------------------------------------------------------------------------------------------------------|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
No securities owned.                       |                      |                |                                               |
                                           |                      |                |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|

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 Table II -- Derivative Securitites Beneficially Owned                                                                             |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock options (1)       |   (2)   |May 15,  | Class A Common Stock  | 28,348  |$0.26456  |   D         |                           |
(Right to Buy)          |         | 2007    |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock options (1)       |   (3)   |Nov 18,  | Class A Common Stock  |  9,449  |$0.26456  |   D         |                           |
(Right to Buy)          |         | 2007    |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Stock options (1)       |   (4)   |Jan 31,  | Class A Common Stock  | 62,203  |$2.50     |   D         |                           |
(Right to Buy)          |         | 2006    |                       |         |          |             |                           |
-----------------------------------------------------------------------------------------------------------------------------------|

(1) All options were granted under Internet Commerce Corporation's 1994 Stock Option Plan and vest upon becoming exercisable.

(2) 9,449 of these stock options became exercisable on May 16, 1997, 9,449 became exercisable on May 16, 1998 and the remaining 9,450 became exercisable on November 18, 1998.

(3) 3,150 of these stock options became exercisable on November 13, 1997, 3,150 became exercisable on November 13, 1998 and the remaining 3,149 became exercisable on November 18, 1998.

(4) 7,401 of these stock options became exercisable on September 25, 1998, 14,802 became exercisable on November 18, 1998, 13,334 became exercisable on November 25, 1998, 5,334 became exercisable on February 5, 1999, 5,333 became exercisable on April 21, 1999, 5,333 became exercisable on April 29, 1999, 5,333 became exercisable on November 29, 1999 and the remaining 5,333 became exercisable on December 14, 1999.


Explanation of Responses:

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


                                               /s/ Anthony D'Angelo
                                               -------------------------------
                                               **Signature of Reporting Person


                                               December 17, 1999
                                               -----------------
                                               Date

Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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